Bulldog Investors, LLP

250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663 // 914-260-8248 // pgoldstein@bulldoginvestors.com

July 14, 2026

Dynamix Corporation

1980 Post Oak Blvd., Suite 100

PMB 6373

Houston, TX 77056

Attention:	Andrea “Andrejka” Bernatova, Chairman Diaco Aviki, Director Tyler Crabtree, Director Lynn A. Peterson, Director

Re: Dynamix Corporation Termination Fee

Dear Directors of Dynamix:

Our clients own about 740,000 Class A shares of Dynamix. According to Dynamix’s Form 10-Q for the quarter ending March 31, 2026, 16.6 million Class A shares and 5,533,333 Class B shares of Dynamix are outstanding. Units consisting of one Class A share and ½ of a warrant were sold in an IPO for $10 per unit. The Class B shares were purchased by officers and directors of Dynamix for $0.004 per share. With a few exceptions, not relevant here, the Class A and Class B shares are identical.

As stated in Form 8-K filed on April 8, 2026, in connection with the termination of a business combination agreement with The Ether Machine, Inc., Dynamix anticipated receiving a breakup fee of $50 million. According to Dynamix’s Form 10-Q for the quarter ending March 31, 2026, that fee was received on April 10, 2026 at which time it became an asset of Dynamix. The Form 10-Q also stated that as of March 31, 2026, Dynamix’s current liabilities totaled $3,824,624, a modest increase from the total current liabilities of $3,692,951 as of December 31, 2025. The net assets over the quarter were essentially flat, totaling about $270,000. Consequently, assuming no extraordinary expenses have been, or will be, properly incurred since March 31, 2026, we estimate the net assets now and for the foreseeable future should be at least $45 million.

The April 8th Form 8-K stated that if Dynamix fails to complete a business combination by November 22, 2026, it will “(i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the [Class A] shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses) and not previously released to it pursuant to permitted withdrawals, divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining [Class B] shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.” In that case, “[only the owners of the Class B shares] will be entitled to liquidating distributions from [the net] assets outside the trust account.”

At this point, it seems unlikely that a business combination will be completed by November 22, 2026 in which case, we see two options for the Board.

1.	“The Equitable Option” would be to distribute substantially all the net cash outside the trust account to all stockholders before the Class A shares are redeemed. Based upon the aforementioned assumptions, such a distribution would be at least $2 per share. The sponsor, whose initial total investment of about $4 million was primarily in the form of warrants, would receive a distribution of more than $11 million.

2.	“The Self-serving Option” would be to refuse to make a distribution prior to redeeming the Class A shares. The goal and effect of the Self-serving Option would be to convert the net cash currently held by Dynamix for the benefit of both the Class A and Class B stockholders to an asset solely owned by, and for the benefit of, the Class B stockholders. In that case, the sponsor would be entitled to receive a distribution of about $45 million.

Since each director owns Class B shares, you are conflicted with regard to these two options. Therefore, in considering which option to pursue, Dynamix’s Code of Business Conduct and Ethics should serve as a guide. As a general principle, the code states: “Service to the Company should never be subordinated to personal gain and advantage.” Among the Code’s specific requirements for the directors are the following:

1.	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	promote the full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”), as well as in other public communications made by or on behalf of the Company;

3.	protect the assets of the Company and ensure their proper use;

4.	not (i) take for themselves corporate or business opportunities that are discovered through the use of corporate property, information or position, (ii) use corporate property, information or position for personal gain;

5.	Avoid conflicts of interest [including] any…circumstance, event, relationship or situation in which the personal interest of a person subject to this Code interferes - or even appears to interfere - with the interests of the Company as a whole.

With regard to the second requirement, the prospectus for the IPO states:

Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after this offering.1

The prospectus does not say, “In the event that the Company receives a payment as a result of the termination of a business combination and does not complete any business combination, it does not intend to make any distributions prior to the redemption of the Class A shares.” If, indeed, the Board opts for the Self-serving Option, some or all public investors will have purchased shares because of that materially misleading omission.

In sum, we believe the Equitable Option is indisputably consistent with the Code of Conduct and the Board’s fiduciary duty. On the other hand, it is difficult to envision the Self-serving Option as anything other than a breach of fiduciary duty. While we recognize that Cayman Islands law can differ from Delaware law, the prospectus notes, “Under Cayman Islands law, directors and officers owe [certain] fiduciary duties including (1) “a duty to exercise powers fairly as between different sections of shareholders, and (2) a “duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests.” Therefore, in a legal challenge to the Self-serving Option, we think a Cayman court would likely endorse the oft cited maxim under Delaware law that “inequitable action does not become permissible simply because it is legally possible.” Schnell v. Christ-Craft Indus., Inc., 285 A.2d 437, 439 (Del. 1971).2

[1]	The Form 10-Q for the quarter ending March 31, 2026 contains similar language: “The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering.” There is no mention of non-operating income from a termination fee.

[2]	Consequently, actions taken by corporate directors are “twice tested, first for legal authorization, and second [for] equity.” Bäcker v. Palisades Growth Capital II, L.P., 246 A.3 81, 96–97 (Del. 2021) (internal quotations omitted).

To our knowledge, a handful of similar cases involving termination fees received by SPACs have been litigated, all of which resulted in settlements. We think it is in everyone’s interests to try to avoid litigation and the inherent legal expenses that would reduce the amount of cash at stake. To that end, we would like to have discussions with you to see if this issue can be resolved without litigation. If you are interested in having such discussions, please let us know by July 24, 2026.

Sincerely yours,

Phillip Goldstein Managing Partner

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